NEWS RELEASE
TSX: ELD NYSE: EGO	April 26, 2018

Eldorado Gold Reports 2018 First Quarter Financial and Operating Results

VANCOUVER, BC – Eldorado Gold Corporation, (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the first quarter ended March 31, 2018.

Highlights from the Quarter and Subsequent Period[1]

•	Hellas Gold S.A., Eldorado’s Greek subsidiary, received a positive ruling in the arbitration proceedings with the Greek Government, and will continue to seek a collaborative dialogue with the Greek government.
•	Completed and filed technical reports for the Lamaque, Kisladag and Skouries projects. These technical reports were prepared pursuant to Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI-43-101”).
•	Installation of the additional filter press and paste plant completed at Olympias Phase II bringing the plant up to its run rate production of 1,250 tonnes per day.
•	The Company held $459.7 million in cash, cash equivalents and term deposits, and $250.0 million in undrawn lines of credit at the end of the quarter.
•	Profit attributable to shareholders of $8.7 million ($0.01 per share), compared to profit attributable to shareholders of $6.8 million ($0.01 per share) in the first quarter 2017.
•	Gold production of 89,374 ounces, (including 2,740 ounces from Lamaque pre-commercial production) (first quarter 2017: 75,172 ounces).
•	Gold revenues of $115.4 million (first quarter 2017: $90.5 million) on sales of 86,587 ounces at an average realized gold price of $1,333 per ounce (first quarter 2017: 74,068 ounces at $1,222 per ounce).
•	All-in sustaining cash costs averaged $878 per ounce (first quarter 2017: $791 per ounce).
•	Cash operating costs averaged $571 per ounce (first quarter 2017: $466 per ounce).
•	Cash generated from operating activities before changes in non-cash working capital was $37.9 million (first quarter 2017: $28.2 million).

“We had a very successful first quarter maintaining operational momentum and laying a clear path forward for long-term growth,” said George Burns, Eldorado’s President and Chief Executive Officer.  “The filing of the technical reports was a crucial first step towards delivering on our prioritized development projects, Lamaque and the Kisladag mill. Given our current liquidity and anticipated capital deployment for 2018 and 2019, we have time to evaluate and implement an appropriate long-term financing plan to deliver these investments.”

[1] Throughout this press release we use cash operating cost per ounce, all-in sustaining cash cost per ounce, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see our MD&A for an explanation and discussion of these non-IFRS measures. All dollar amounts in US$, unless stated otherwise.

1

“Operationally, production was in-line with plans. We removed the tailings bottleneck at Olympias with the installation of a second tailings filter press.  We also made good progress at our Lamaque project, including advancing refurbishment of the Sigma mill and continuing underground development at the Triangle deposit.  At Kisladag, we are transitioning to right size the workforce to support leaching of the pad inventory and mine pre-stripping as we advance permitting and complete a feasibility study to position this asset for the next phase of growth.”

“We are now in the delivery phase of our new business plan.  By focusing on the disciplined build of Lamaque and the Kisladag Mill while maintaining a strong base of operations at Efemcukuru and Olympias Phase II, I am confident we will re-establish annual low cost production of 600,000 ounces by 2021. Skouries remains a compelling project, providing additional long-term growth, but requires collaborative government dialogue and a clear line of sight to cash flow in order for us to allocate further capital for development.  We remain focused on driving forward our industry-leading growth projects under a disciplined capital allocation framework to create long-term value for all stakeholders.”

Summarized Quarterly Financial Results

($ millions unless otherwise noted)	3 months ended March 31
	2018	2017
Revenues	131.9	111.9
Gold revenues [1]	115.4	90.5
Gold sold (ounces)	86,587	74,068
Average realized gold price ($/ounce)	1,333	1,222
Cash operating costs – gold mines ($/ounce)	571	466
Total cash costs – gold mines ($/ounce)	598	483
All-in sustaining cash cost – gold mines ($/ounce)	878	791
Gross profit from gold mining operations	34.7	37.0
Cash flow from operating activities [2]	37.9	28.2
Adjusted net earnings	14.0	8.0
Net profit [3,4]	8.7	6.8
Earnings per share – basic ($/share) [3]	0.01	0.01
Earnings per share – diluted ($/share) [3]	0.01	0.01
(1)	Including market to market price adjustments on provisional sales.
(2)	Before changes in non-cash working capital.
(3)	Attributable to shareholders of the Company.
(4)	2017 net profit is from continued operations.

Review of Quarterly Financial Results

2

Profit attributable to shareholders of the Company was $8.7 million compared to $6.8 million from continued operations for the first quarter of 2017. Gross profit from gold mining operations was $34.7 million compared to $37.0 million for the first quarter of 2017. Higher sales volumes and prices were offset by higher operating costs and depreciation, depletion and amortization (“DD&A”) expense. Higher sales volumes were driven by sales from the newly commissioned Olympias mine as well as higher sales at Efemcukuru and Kisladag as compared to 2017.

Total cash costs per ounce increased year over year at both Efemcukuru and Kisladag with the increase at Kisladag being driven by the decrease in leach pad ounces as a result of an adjustment made in October 2017 as well as higher cyanide and lime costs. Olympias total cash costs were $734 per ounce and trending down over the quarter as issues encountered during commissioning in 2017 were resolved. DD&A expense was higher due to the start of commercial production at Olympias as well as an increase at Kisladag related to the leach pad adjustment. Stratoni gross profit fell $4.2 million year over year as a result of lower ore throughput.

General and administrative expenses were $3.4 million lower year over year mainly due to lower employee payroll costs. Share based compensation expense was $3.6 million lower due to a postponement of the grant of options to employees as the Company was in blackout. Interest expense was $2.5 million higher as the Company is no longer capitalizing bond interest related to Olympias now that it is in commercial production.

Stratoni and Certej were impaired in previous years. Under IFRS any expenditures on these projects are capitalized and subsequently written-off in the same period. The Company recorded $4.0 million in asset write-downs related to these two projects.

Operations Review

TURKEY

Kışladağ

Production at Kisladag in the first quarter was 53,814 ounces of gold which was within guidance. This was higher than the previous year (52,644 ounces in the first quarter 2017) as adjusted cyanide concentrations coupled with increased irrigation volumes resulted in increased amounts of gold extracted from the pad. Kisladag reported a reduction in ore tonnes to the leach pad in the quarter (2.8 million tonnes in the first quarter 2018 versus 3.2 million tonnes in the first quarter 2017), due to the elimination of run of mine (“ROM”) ore. The average ore grade in the quarter was 1.14 grams per tonne versus 1.13 grams per tonne in the first quarter 2017. Moving forward we expect gold production to decrease as no new material will be placed on the pad over the remainder of 2018 while the Company continues to evaluate feasibility of mill construction. Including the production reported in this quarter, the Company expects to recover 160,000-180,000 ounces for 2018-2019 from continued leaching of previously stacked ore.

Cash operating costs were within guidance at $576 per ounce ($446 per ounce in the first quarter 2017), but were higher year over year, due to increased lime and cyanide costs as well as the impact on average inventory unit carrying costs of a 40,000 ounce negative adjustment to estimated recoverable ounces remaining in the leach pad, which was recognized in October 2017.

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Sustaining capital spending during the quarter of $7.5 million was related to waste stripping and site construction projects.

During the quarter, the Company filed a pre-feasibility study on the mill project at Kisladag. The report outlined Proven and Probable reserves of 3.1 million contained ounces at 0.82 grams per tonne of gold to support a nine year mine life with average annual production of 270,000 ounces of gold at an all-in sustaining cost (“AISC”) of $778 per ounce. At an assumed gold price of $1,300 per ounce the project is expected to generate an estimated after-tax project net present value of $434 million at a 5% discount rate, an internal rate of return of 22.1%, and a payback period of 3.7 years.

Efemçukuru

During the quarter, gold production at Efemcukuru of 22,855 ounces of gold (22,528 ounces in the first quarter 2017) was higher year on year with slightly higher processed tonnage (124,300 tonnes in the first quarter 2018 versus 115,800 tonnes in the first quarter 2017). Gold ounces sold were higher due to some carry over of 2017 gold production sold in 2018. The average ore grade in the quarter was 6.47 grams per tonne versus 6.77 grams per tonne in the first quarter 2017. Cash operating costs of $532 per ounce increased slightly ($515 per ounce in the first quarter 2017).

Sustaining capital spending in the quarter of $3.7 million included underground development, mine equipment overhauls, an upgrade to the water treatment plant and construction projects.

GREECE

On September 14, 2017, Hellas Gold received formal notice from the Greek Ministry of Finance and the Ministry of the Environment and Energy initiating Greek domestic arbitration proceedings.  The arbitration proceedings concluded on April 4, 2018 with a positive ruling for the Company. The Panel's ruling rejected the Greek State's motion that the technical study for the Madem Lakkos metallurgy plant for treating Olympias and Skouries concentrates, as submitted by the Company's Greek subsidiary Hellas Gold S.A.  in December 2014, was in breach of the provisions of the Transfer Contract. The Company and Hellas Gold are continuing to engage with the Greek government in order to find a mutually-agreeable path forward with respect to its Kassandra investments.

Olympias

In the first quarter 2018, Olympias produced 9,965 ounces of gold at cash operating costs of $699 per ounce of gold, costs were higher than guidance. Olympias began plant commissioning during the second quarter of 2017 and declared commercial production at the end of 2017. The plant was restricted to two-thirds of design throughput due to tailings filtration capacity constraints. This resulted in lower tonnage processed for much of the first quarter and higher per ounce costs.

During the quarter, the second filter press was successfully installed and commissioned, which will allow the plant to reach its design throughput of 1,250 tonnes per day. Due to timing of concentrate shipments, gold sales for the quarter totaled 5,748 ounces of commercial production (versus 9,965 produced) and cash operating costs are calculated based on these ounces only. We expect costs to come down as mill throughput increases.

Capital expenditures of $11.7 million included $2.6 million of sustaining capital on underground development, mine equipment overhauls and waste rock/tailings facilities construction projects. The remaining $9.1 million was related to mine construction costs including the completion of the paste plant and installation of the new tailings filter press as well as capitalized operating costs related to the concentrate attributable to the pre-commercial period of production.

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Stratoni

Concentrate production at Stratoni was lower year on year (8,565 tonnes in 2018 vs 11,599 tonnes in 2017). This was due to decreased mill throughput (38,000 thousand tonnes in the first quarter 2018 vs 44,600 thousand tonnes in the first quarter 2017), lower zinc grades (8.8% in the first quarter 2018 versus 10.5% in the first quarter 2017) and lower lead grades (5.4% in the first quarter 2018 versus 5.6% in the first quarter 2017). The expected reduced grade and tonnage reflects the continued depletion of the current mineable ore reserves remaining at the Mavres Petres ore body. Development during the quarter provided access to the lower sections of the mine for exploration drilling which continues to identify additional resources. These have the potential to extend the mine’s life while allowing production rates to return to the historic levels of approximately 225,000 tonnes per annum.

Average realized price2 for concentrate increased year on year ($1,423 per tonne in the first quarter 2018 versus $1,197 per tonne in the first quarter 2017) due to an increase in both lead and zinc prices. Total cash operating costs increased over the comparative quarter ($1,277 per tonne in the first quarter 2018 vs $811 per tonne in the first quarter 2017) due to reduced tonnes sold.

Sustaining capital spending in the quarter of $1.6 million related to underground development.

Development Projects and Exploration

GREECE

Skouries

Works completed during the quarter included ongoing bank stabilization, essential water ditches and storage ponds, primary drainage network, finalization of all site-built tanks, in addition to equipment erection (mills – liners, lube oil system, power) steelwork modifications and reinforced concrete works which are required for the ongoing maintenance regime and the long term storage of equipment.

Total capital expenditure for the quarter was $8.0 million, in line with current guidance. The Company announced its intention to move the project into care and maintenance in November 2017 until which time it receives approval of all permits required to complete construction. The transition to care and maintenance has been delayed by bad weather at site and is expected to be complete by the end of Q2. Ongoing care and maintenance costs are estimated to be $3-5 million per year for 2019 and beyond.

During the quarter, the Company filed an updated technical report on the Skouries project. The report included Proven and Probable reserves of 3.8 million ounces of gold at 0.74 grams per tonne Au and 1.7 billion pounds of copper at 0.49% Cu, supporting a 23 year mine life at an average annual production rate of 140,000 ounces of gold and 67 million pounds of copper with production from both the open-pit and underground mines. At an assumed gold price of $1,300 per ounce the project is expected to generate an estimated after-tax project NPV $925 million at a 5% discount rate, an IRR of 21.2%, and a payback period of 3.4 years.

2 Average realized price includes mark to market adjustments.

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Perama Hill

Perama Hill remains on care and maintenance pending receipt of the necessary permits.

CANADA

Lamaque

The mining lease for the Triangle deposit was approved during the quarter. This represents a major project milestone and enables Lamaque to enter the production phase. A total of 1,643 metres of underground development were completed at Triangle during the quarter. The ramp up of refurbishment work on the Sigma mill continued with the mobilization of key contractors to site. Key activities at the Sigma mill focused on the inspection and refurbishment of electrical equipment and motors.

During the quarter, test mining extracted approximately 20,000 tonnes of ore with an average head grade of 6.3 grams per tonne gold, with approximately 6,000 tonnes processed at a nearby custom milling facility. Results from the custom milling have confirmed our metallurgical assumptions for future mill performance. A total of 2,740 ounces of gold were produced during the quarter, primarily from material mined during the fourth quarter of 2017.

Capital spending in the quarter totaled $18.9 million.

During the quarter, Eldorado released the results of the Lamaque pre-feasibility study, which focused on the development of the Triangle deposit (one of three currently identified deposits at Lamaque) and the refurbishment of the previously producing Sigma mill. The study also included the release of maiden reserves at Triangle of approximately 893,000 contained ounces of gold at an average grade of 7.3 grams per tonne. This supports an initial seven year mine plan with an average annual production rate of 117,000 ounces of gold at AISC of $717 per ounce. At an assumed gold price of $1,300 per ounce the project is expected to generate an estimated after-tax project NPV of $205 million at a 5% discount rate, an IRR of 34.3%, and a payback period of 3.7 years. The Company is carrying out an aggressive program of infill and extension drilling with the goal of converting resource to Proven and Probable reserves as well as locating additional resources at Triangle and other known mineralized zones and new targets.

BRAZIL

Tocantinzinho

The mining concession application is under review by the federal branch of the Mines Ministry and approval is expected this year. Work completed in the first quarter included a review of capital costs, detailed engineering of the tailings ponds and a consolidated geotechnical study.

Spending in the quarter totaled $1.7 million.

ROMANIA

Certej

During the quarter work at Certej continued to focus on tailings impoundment and waste rock storage engineering and studies required for the permitting process. Work also continued on the evaluation of the limestone quarry and facilities required for the pressure oxidation process as well as providing engineering support for the permitting effort.  Offsite infrastructure construction work continued including water tank installation, water supply pipeline installation and power line construction.

6

Spending in the quarter totaled $2.2 million.

Exploration

A total of $6.9 million was spent on exploration programs during the quarter. Exploration drilling totaled 21,240 meters and was conducted at projects in Quebec, Greece and Turkey.

At the Lamaque project in Quebec, five drill rigs were active at the Triangle deposit and several nearby target areas, completing 17,700 metres of drilling. Drilling at Triangle tested the continuity and extent of high-grade mineralization at levels beneath the C4 and C5 zones. Results were positive, with numerous intersections of shear-hosted mineralization similar to those at upper levels of the deposit, as well as secondary splay zones and associated extension vein systems. The current program at Triangle is designed to include at least 19,000 metres of drilling and testing the deposit to depths of approximately 2,000 metres. Drilling during the quarter also tested targets at the Gabbro, Southwest, Sigma East and Triangle East areas.

In Greece, underground development continued at the Stratoni mine on the hangingwall exploration crosscut. A total of 2,350 metres of resource expansion drilling were completed with three drill rigs active during the quarter targeting the western and downdip extensions of the Mavres Petres orebody. At Olympias, exploration drilling commenced late in the quarter testing previously unexplored areas immediately east of the East Zone orebody.

In central Turkey, the initial drilling program at the 60% owned Bambal Tepe exploration joint venture began in March. This 2,000 metre program will test the downdip extent of outcropping gold-mineralized zones focused along schist-marble contacts, as well as a strong chargeability anomaly in the same region.

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2018 Outlook and First Quarter Results

In 2018, Eldorado expects to produce 290,000-330,000 ounces of gold, including pre-commercial ounces from Lamaque. Cash operating costs are forecasted to be $580-630 per ounce.

($ millions unless otherwise noted)	Q1 2018 Actuals	2018 Outlook (full year)
Operations
Total
Ounces produced	86,634	290,000 – 330,000
Cash operating costs ($/ounce)	571	580 - 630
Sustaining capex	15.4[1]	62.0
Kisladag
Ounces produced	53,814	120,000 – 130,000
Cash operating costs ($/ounce)	576	600 – 700
Sustaining capex	7.5	22.0
Efemcukuru
Ounces produced	22,855	90,000 – 100,000
Cash operating costs ($/ounce)	532	530 – 570
Sustaining capex	3.7	20.0
Olympias
Ounces produced	9,965	55,000 – 65,000
Cash operating costs ($/ounce)	699	550 – 650
Sustaining capex	2.6	20.0
Lamaque
Ounces produced	2,740[2]	25,000 – 35,000[2]
Cash operating costs ($/ounce)	n/a	n/a
Sustaining capex	n/a	n/a
Corporate
General and administrative	8.2	45
Development capex
Kisladag	0.0	31.0
Olympias	9.1[3]	28.0
Lamaque	18.9	100.0
Skouries	8.0	20.0
Stratoni	0.0	8.0
Tocantinzinho	1.7	8.0
Certej	2.2	7.0
Exploration expenditure	6.9[4]	25
(1)	Including $1.6 million in sustaining capital at Stratoni.
(2)	Pre-commercial production.
(3)	Includes capitalized selling expenses.
(4)	Includes 2.4 million of expensed exploration and land purchases.
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Corporate

Board and Senior Management Changes

•	Robert Gilmore has announced his intention to not stand for re-election to the Company’s board at the June Annual and Special Meeting. The Company thanks Robert for his long service to the Company.
•	Charles Parker, currently Corporate Controller will be interim Chief Financial Officer from May 1, 2018 until a permanent replacement is found.

Previously announced management changes that occurred during the quarter included:

•	Andor Lips, joined the Company as VP Government Relations, Europe on February 19, 2018
•	Timothy Garvin, EVP and General Counsel, joined the Company on February 20, 2018
•	Fabiana Chubbs, Chief Financial Officer, will depart at the end of April 2018
•	Dawn Moss, EVP Administration, retired on February 28, 2018
•	Eduardo Moura, VP and Special Advisor to the CEO, departed the Company as of February 28, 2018

New York Stock Exchange Minimum Share Price Requirement

New York Stock Exchange (“NYSE”) regulations stipulate that listed issuers must maintain a minimum average closing share price of US$1.00 per share calculated over a period of 30 consecutive trading days. On April 18, 2018, Eldorado received notice from the NYSE that it no longer met this requirement.

Eldorado anticipates that it will request shareholder approval at its 2018 Annual and Special Meeting, to be held on June 21, 2018, to effect a share consolidation with a ratio of 5-for-1 in order to regain compliance with the NYSE's continued listing requirements. The proposed share consolidation will be subject to receipt of shareholder approval and all necessary regulatory approvals, including from the NYSE and the Toronto Stock Exchange.

Dividend

As previously announced, the Company suspended cash payment of its semi-annual dividend payment effective the first quarter of 2018.

Conference Call and Webcast with Slides

A conference call to discuss the details of the Company’s 2018 First Quarter Results will be held by senior management on April 27, 2018 at 8:30 AM PT (11:30 AM ET). The call will be webcast and will have an accompanying slide deck. The webcast and slides can be accessed at this link and from Eldorado’s website.

Conference Call Details		Replay (available until May 18, 2018)
Date:	Friday, April 27, 2018	Toronto:	416 849 0833
Time:	8:30 am PT (11:30 am ET)	Toll Free:	1 855 859 2056
Dial in:	647 427 7450	Pass code:	1564 377
Toll free:	1 888 231 8191

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About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Greece, Romania, Serbia, Canada and Brazil.  The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities.  Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our guidance and outlook, including expected production, projected all-in sustaining costs and cash operating costs, planned capital and exploration expenditures for 2018; our expectation as to our future financial and operating performance, including future cash flow, estimated all-in sustaining costs and cash operating costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules and proposed share consolidation.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; revised guidance; risks regarding potential and pending litigation and arbitration proceedings relating to the Company’s, business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; risks related to the impact of the sale of our Chinese assets and the acquisition and integration of Integra on the Company’s operations; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name. The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

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Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Paul Skayman, FAusIMM, Chief Operating Officer for Eldorado Gold Corporation, and a "qualified person" under NI 43-101.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used herein are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time. These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Industry Guide 7. In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made.

While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S. companies in SEC filings.

Accordingly, information herein containing descriptions of our mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under US federal securities laws and the rules and regulations thereunder.

Contacts

Investor Relations

Peter Lekich, Manager Investor Relations

604.687.4018 or 1.888.353.8166 peter.lekich@eldoradogold.com

Media

Louise Burgess, Director Communications & Government Relations

604.687.4018 or 1.888.353.8166 louiseb@eldoradogold.com

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars)

	Note	March 31, 2018	December 31, 2017

		$	$
ASSETS
Current assets
Cash and cash equivalents		454,200	479,501
Term deposits		5,524	5,508
Restricted cash		318	310
Marketable securities		4,104	5,010
Accounts receivable and other		79,587	78,344
Inventories		180,268	168,844
		724,001	737,517
Restricted cash and other assets		18,525	22,902
Defined benefit pension plan		9,611	9,919
Property, plant and equipment		4,243,803	4,227,397
Goodwill	4	92,591	92,591
		5,088,531	5,090,326
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		101,276	110,541
Current portion of asset retirement obligation		2,682	3,489
		103,958	114,030
Debt	5	594,332	593,783
Other non-current liability		1,664	110
Defined benefit pension plan		13,854	13,599
Asset retirement obligations		96,863	96,195
Deferred income tax liabilities		546,728	549,127
		1,357,399	1,366,844
Equity
Share capital		3,007,924	3,007,924
Treasury stock		(11,056)	(11,056)
Contributed surplus		2,618,323	2,616,593
Accumulated other comprehensive loss		(22,080)	(21,350)
Deficit		(1,939,851)	(1,948,569)
Total equity attributable to shareholders of the Company		3,653,260	3,643,542
Attributable to non-controlling interests		77,872	79,940
		3,731,132	3,723,482
		5,088,531	5,090,326

Please see the Financial Statements dated March 31, 2018 for notes to the accounts.

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Eldorado Gold Corporation

Unaudited Condensed Consolidated Income Statements

(Expressed in thousands of U.S. dollars except per share amounts)

For the quarter ended March 31	Note	2018	2017
		$	$
Revenue
Metal sales		131,905	111,880

Cost of sales
Production costs		67,235	50,688
Depreciation and amortization		29,188	18,064
		96,423	68,752
Gross profit		35,482	43,128

Exploration expenses		4,148	5,247
Mine standby costs		2,706	1,031
Other operating items		-	2,133
General and administrative expenses		8,225	11,614
Defined benefit pension plan expense		1,083	831
Share based payments	8	1,318	5,128
Write-down of assets		4,024	1,054
Foreign exchange loss		1,142	88
Operating profit		12,836	16,002

Gain (loss) on disposal of assets		86	(307)
Gain on derivatives and other investments		788	34
Other income		3,097	2,349
Asset retirement obligation accretion		(510)	(523)
Interest and financing costs		(3,564)	(1,110)

Profit from continuing operations before income tax		12,733	16,445
Income tax expense		7,084	10,776
Profit from continuing operations		5,649	5,669
Loss from discontinued operations		-	(3,000)
Profit for the period		5,649	2,669

Attributable to:
Shareholders of the Company		8,718	3,834
Non-controlling interests		(3,069)	(1,165)
Profit for the period		5,649	2,669

Profit (loss) attributable to shareholders of the Company
Continuing operations		8,718	6,834
Discontinued operations		-	(3,000)
		8,718	3,834

Weighted average number of shares outstanding (thousands)
Basic		794,011	716,600
Diluted		794,011	717,283

Profit per share attributable to shareholders
of the Company:
Basic profit per share		0.01	0.01
Diluted profit per share		0.01	0.01

Profit per share attributable to shareholders
of the Company - continuing operations:
Basic profit per share		0.01	0.01
Diluted profit per share		0.01	0.01

Please see the Financial Statements dated March 31, 2018 for notes to the accounts.

14

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	2018	2017
	$	$

Profit for the period	5,649	2,669
Other comprehensive income:
Change in fair value of available-for-sale financial assets	(739)	16,864
Income tax on change in fair value of available-for-sale financial assets	-	(2,144)
Actuarial losses on defined benefit pension plans	9	105
Total other comprehensive income for the period	(730)	14,825
Total comprehensive profit for the period	4,919	17,494

Attributable to:
Shareholders of the Company	7,988	18,659
Non-controlling interests	(3,069)	(1,165)
	4,919	17,494

Please see the Financial Statements dated March 31, 2018 for notes to the accounts.

15

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31	Note	2018	2017
		$	$
Cash flows generated from (used in):
Operating activities
Profit for the period from continuing operations		5,649	5,669
Items not affecting cash:
Asset retirement obligation accretion		510	523
Depreciation and amortization		29,188	18,064
Unrealized foreign exchange loss (gain)		249	(74)
Deferred income tax recovery		(2,399)	(2,713)
(Gain) loss on disposal of assets		(86)	307
Write-down of assets		4,024	1,054
Gain on marketable securities and other investments		(788)	(34)
Share based payments		1,318	5,128
Defined benefit pension plan expense		1,083	831
		38,748	28,755
Property reclamation payments		(807)	(591)
Changes in non-cash working capital	10	(15,055)	22,610
Net cash provided by operating activities of continuing operations		22,886	50,774
Net cash used by operating activities of discontinued operations		-	(3,000)

Investing activities
Purchase of property, plant and equipment		(66,986)	(73,837)
Proceeds from the sale of property, plant and equipment		61	1
Proceeds on pre-commercial production sales		13,382	-
Value added taxes related to mineral property expenditures, net		6,214	23,584
Investment in term deposits		(16)	(225,966)
Increase in restricted cash		(842)	(4)
Net cash used by investing activities of continuing operations		(48,187)	(276,222)

Financing activities
Issuance of common shares for cash		-	554
Dividend paid to shareholders		-	(10,610)
Purchase of treasury stock		-	(2,049)
Net cash used by financing activities of continuing operations		-	(12,105)

Net decrease in cash and cash equivalents		(25,301)	(240,553)
Cash and cash equivalents - beginning of period		479,501	883,171
Cash and cash equivalents - end of period		454,200	642,618

Please see the Financial Statements dated March 31, 2018 for notes to the accounts.

16

Eldorado Gold Corporation

Unaudited Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S. dollars)

For the quarter ended March 31,	2018	2017
	$	$
Share capital
Balance beginning of period	3,007,924	2,819,101
Shares issued upon exercise of share options, for cash	-	554
Transfer of contributed surplus on exercise of options	-	166
Balance end of period	3,007,924	2,819,821

Treasury stock
Balance beginning of period	(11,056)	(7,794)
Purchase of treasury stock	-	(2,049)
Shares redeemed upon exercise of restricted share units	-	1,843
Balance end of period	(11,056)	(8,000)

Contributed surplus
Balance beginning of period	2,616,593	2,606,567
Share based payments	1,730	4,497
Shares redeemed upon exercise of restricted share units	-	(1,843)
Transfer to share capital on exercise of options	-	(166)
Balance end of period	2,618,323	2,609,055

Accumulated other comprehensive loss
Balance beginning of period	(21,350)	(7,172)
Other comprehensive loss for the period	(730)	14,825
Balance end of period	(22,080)	7,653

Deficit
Balance beginning of period	(1,948,569)	(1,928,024)
Dividends paid	-	(10,610)
Profit attributable to shareholders of the Company	8,718	3,834
Balance end of period	(1,939,851)	(1,934,800)
Total equity attributable to shareholders of the Company	3,653,260	3,493,729

Non-controlling interests
Balance beginning of period	79,940	88,786
Loss attributable to non-controlling interests	(3,069)	(1,165)
Increase during the period	1,001	-
Balance end of period	77,872	87,621

Total equity	3,731,132	3,581,350

Please see the Financial Statements dated March 31, 2018 for notes to the accounts.

17